Q3-2008
2008 THIRD QUARTER INTERIM REPORT AND NEWS RELEASE

TSX: TGL - NASDAQ: TGA

Calgary, Alberta, November 5, 2008 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and nine-month periods ended September 30, 2008. All dollar values are expressed in United States dollars unless otherwise stated. The conversion to barrels of oil equivalent (“Boe”) of natural gas to oil is made on the basis of six thousand cubic feet of natural gas being equivalent to one barrel (“Bbl”) of crude oil. With the sale of TransGlobe’s Canadian assets on April 30, the results from the Canadian segment of operations are presented as “discontinued operations” in this document.

HIGHLIGHTS

  Cash flow from continuing operations totaled $16.8 million ($0.28/share), 81 percent higher than in the prior-year quarter;
  Net income of $24.8 million ($0.41/share), significantly higher as a result of unrealized gains on derivative contracts;
  Current debt-to-cash-flow ratio of 0.9 times (trailing 12 months);
  300,000 shares repurchased at an average price of C$3.87 per share under the Normal Course Issuer Bid;
  Acquired additional 25 percent interest in certain West Gharib leases for $18.0 million;
  Average production from continuing operations of 6,935 Bopd in the third quarter; and
  Potential new oil discovery at Hana West.

Corporate Summary

TransGlobe’s cash flow from continuing operations in the third quarter amounted to $16.8 million. Cash flows for the first nine months of 2008 total $53.1 million. TransGlobe anticipates total cash flow from operations for all of 2008 to be approximately $61.0 million, assuming an average Dated Brent oil price of $60/Bbl for the fourth quarter. TransGlobe’s debt was $58.0 million at the end of the third quarter. The debt-to-cash-flow ratio currently stands at 0.9:1 (trailing 12 months).

TransGlobe’s ongoing derivative contracts were marked to significantly lower future oil prices at the end of the third quarter compared with the second quarter - $98.13/Bbl for Dated Brent oil at September 30 versus $138.86/Bbl at June 30. The Company recorded unrealized derivative gains for the reporting period of $17.5 million. This resulted in third-quarter net income of $24.8 million or $0.41 per share. TransGlobe recorded a realized cash loss on its commodity contracts of $2.6 million for the third quarter. At October 31, 2008, Dated Brent oil closed at $65.32/Bbl.

TransGlobe announced a Normal Course Issuer Bid (“NCIB”) on July 30 and bought back 300,000 shares at an average price of C$3.87 per share during the third quarter.

The Company increased its position in Egypt by acquiring an additional 25 percent interest in certain West Gharib leases for total consideration of $18.0 million and an additional interest in the Nuqra Block at no cost due to the departure of a partner company. The acquisition at West Gharib was funded from TransGlobe’s credit facility and working capital.

Production from continuing operations in the third quarter averaged 6,935 barrels of oil per day (“Bopd”), approximately five percent lower than in the second quarter. The lower production levels are mainly due to equipment shortages and workovers in West Gharib that occurred during the reporting period. The Company continues to make good progress on resolving these issues and remains on target to achieve its production guidance of 7,450 Boepd for the year 2008.

During these turbulent times in the financial markets it is important to note several strengths that set TransGlobe apart and assure its continued existence as a growth-oriented, successful going concern:

  TransGlobe has sufficient cash flow and working capital to finance ongoing operations and possesses great flexibility with respect to its drilling program.
  All of TransGlobe’s capital expenditures are funded from cash flow; there is no requirement for the Company to raise additional funds in the market.
  The Company’s debt is carried by a syndicate of four world-renowned financial institutions none of which have reported a negative effect on their business from the current crisis in the banking world.

Companies such as TransGlobe that have low debt levels, strong cash generation from operations and access to cash and cash equivalents will be well positioned to manage through the current financial crisis. Consequently, TransGlobe is continuing on its path to achieve the mid-term objective of production levels of 10,000 Bopd by 2010.

A conference call to discuss TransGlobe’s third quarter results presented in this report will be held November 5, 2008 at 2:30 PM Mountain Time (4:30 PM Eastern Time) and is accessible to all interested parties by dialing 1-416-641-6108 or toll-free 1-866-226-1792 (see also TransGlobe’s news release dated October 29, 2008). The webcast may be accessed at http://events.onlinebroadcasting.com/transglobe/110508/index.php.

FINANCIAL AND OPERATING RESULTS

FINANCIAL AND OPERATING RESULTS
($000s, except per share, price, volume amounts and % change)

	Three Months Ended September 30			Nine Months Ended September 30
Financial	2008	2007	Change	2008	2007	Change
Oil and gas revenue	66,707	32,240	107%	204,410	89,009	130%
Oil and gas revenue, net of royalties	36,577	20,764	76%	114,121	58,568	95%
and other
Derivative gain (loss) on commodity	14,890	(1,033)	1,541%	(9,455)	(1,187)	(697)%
contracts
Operating expense	5,088	3,345	52%	15,778	9,942	59%
General and administrative expense	2,066	1,449	43%	7,203	3,981	81%
Depletion, depreciation and accretion	8,962	6,837	31%	28,811	22,549	28%
expense
Income taxes	9,751	2,815	246%	28,475	7,383	286%
Cash flow from operations*	16,775	13,373	25%	53,133	38,197	39%
Basic per share	0.28	0.22		0.89	0.64
Diluted per share	0.27	0.22		0.88	0.63
Net income	24,790	5,198	377%	23,883	13,521	77%
Basic per share	0.41	0.09		0.39	0.23
Diluted per share	0.41	0.08		0.39	0.22
Capital expenditures	18,755	6,212	202%	30,547	26,469	15%
Acquisitions	17,552	68,030	(74)%	62,011	68,030	(9)%
Long-term debt	57,127	58,109	(2)%	57,127	58,109	(2)%
Common shares outstanding
Basic (weighted average)	59,784	59,554	0%	59,757	59,584	0%
Diluted (weighted average)	60,771	60,421	1%	60,624	60,576	0%
Total assets	234,501	202,718	16%	234,501	202,718	16%
* Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Operating
Total production (Boepd) (6:1)*	6,935	5,227	33%	7,493	5,252	43%
Total sales (Boepd) (6:1)*	6,935	5,227	33%	7,493	5,306	41%
Oil and liquids (Bopd)	6,935	4,216	64%	7,001	4,306	63%
Average price ($ per Bbl)	104.55	74.02	41%	102.79	66.20	55%
Gas (Mcfpd)	-	6,067	-	2,955	6,003	(51)%
Average price ($ per Mcf)	-	6.19	-	8.78	6.62	33%
Operating expense ($ per Boe)	7.97	6.96	15%	7.68	6.86	12%
* The differences in production and sales volumes result from inventory changes.

Financial from Continuing Operations (excludes Canadian Operations)
Oil and gas revenue from continuing	66,707	26,326	153%	193,387	71,382	171%
operations
Oil and gas revenue, net of royalties and	36,577	15,793	132%	105,466	44,028	140%
other, from continuing operations
Operating expense from continuing	5,088	2,490	104%	13,476	6,863	96%
operations
Depletion, depreciation and accretion	8,962	3,739	140%	26,133	13,982	87%
expense from continuing operations
Cash flow from continuing operations*	16,775	9,257	81%	46,780	26,736	75%
Basic per share	0.28	0.16		0.78	0.45
Diluted per share	0.27	0.15		0.77	0.44
Net income from continuing operations	24,787	4,166	495%	15,691	10,685	47%
Basic per share	0.41	0.07		0.26	0.18
Diluted per share	0.41	0.07		0.26	0.18
Capital expenditures	18,755	3,036	518%	29,933	17,589	70%
* Cash flow from continuing operations is a non-GAAP measure that represents cash generated from continuing operating activities before changes in non-cash working capital.

Operating from Continuing Operations (excludes Canadian Operations)
Total production from continuing	6,935	3,830	81%	6,847	3,895	76%
operations (Bopd) (6:1)
Total sales (Bopd) (6:1)	6,935	3,830	81%	6,847	3,895	76%
Oil and liquids (Bopd)	6,935	3,830	81%	6,847	3,895	76%
Average price ($ per Bbl)	104.55	74.71	40%	103.08	66.89	54%
Operating expense ($ per Bbl)	7.97	7.07	13%	7.18	6.43	12%

2	Q3 2008

FINANCIAL AND OPERATING RESULTS

OPERATIONS UPDATE

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated) Operations and Exploration

On August 18, 2008 TransGlobe acquired the remaining partner’s 25 percent financial interest in the non-Hana development leases. TransGlobe now holds 100% working interest in the West Gharib PSC, which consists of nine development leases. This includes the East Hoshia development lease, which was approved in January 2008.

Four wells were drilled during the third quarter, resulting in three oil wells (at Arta, Hana and South Rahmi) and one dry exploration well on the West Hoshia development lease. The deep exploration well at Hana did not encounter any hydrocarbons below the main Hana field. The well was completed as an oil well in the Kareem formation. Two wells were drilling at the end of the quarter, which resulted in two additional oil wells (Hana and South Rahmi).

The Company expanded the exploration and development drilling program by adding a second drilling rig in July. Both rigs are currently active, with one rig completing a new exploration prospect at Hana and the second rig currently drilling an exploration well at East Hoshia. The Hana 18 exploration well was targeting a potential new pool to the west of the Hana field. The well was drilled to a total depth of 6,440 feet and will be cased as a potential multi-zone new pool (Hana West) discovery later this week. Hana 18 has encountered up to 260+ feet of potential oil pay in the Miocene sandstones, based on drilling samples, open-hole logs and down-hole pressure tests. The well will be production tested over the next three to four weeks. It is expected that an additional four to six wells will be required to delineate the potential new pool. The drilling rig will move to a development location in the Hana main field prior to returning to Hana West for additional delineation drilling. The East Hoshia exploration well is targeting a deeper (9,000 feet) multi-zone prospect with potential reserves of six to 10 million barrels. This second well is scheduled to reach total depth near the end of November.

In addition to the expanded drilling program, the Company commenced a large new 362 km2 3-D seismic acquisition program in the third quarter. Field acquisition was completed on October 10, and processing is underway. The new 3-D seismic program extends northwest from the East Hoshia development lease to the East Arta development lease, covering five development leases. Preliminary mapping has generated several additional new leads and prospects. It is expected that the processed 3-D will be available for interpretation and mapping in late December. The new 3-D area is expected to be a primary focus area for new exploration and development locations in the 2009 and 2010 drilling programs.

The Company identified the Hana and Hoshia fields as waterflood/enhanced recovery projects with extended injection tests scheduled to commence mid-2008. Initial water injection commenced at Hana in late July and at Hoshia in early September. A decision on the full-field enhanced recovery project could be reached by year-end, assuming the test injection projects support the reservoir simulation work. These projects could significantly increase the recoverable reserves assigned to the respective pools.

Production

Production from West Gharib averaged 3,278 Bopd (3,096 Bopd to TransGlobe) during the quarter, representing a 13% decrease in total field production over the previous quarter. These production decreases are primarily due to a number of pump changes and access to workover rigs, which deferred oil production during the quarter. A second workover rig was contracted in late August to support the increased drilling and well optimization activity at West Gharib.

Production averaged 3,123 Bopd during October (100% TransGlobe), which is lower due to a number of pump-related issues primarily in the Hoshia field. Good progress has been made on resolving these issues in October and it is expected that production will be restored to the 3,400+ Bopd level later this week.

Quarterly West Gharib Production (Bopd)

	2008			2007
	Q-3	Q-2	Q-1	Q-4
Gross field production rate	3,278	3,758	3,160	2,932
TransGlobe effective working interest	3,096	3,352	2,432	1,594
TransGlobe net (after royalties)	1,872	1,907	1,389	971
TransGlobe net (after royalties and tax)*	1,367	1,311	958	714

*	Under the terms of the West Gharib PSC, royalties and taxes are paid out of the government’s share of production sharing oil.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration

TransGlobe Petroleum Egypt Inc. (a wholly-owned subsidiary) increased its working interest in the Nuqra #1 joint venture to 71.43% from 50% effective June 30, 2008, subject to government approval. The increased working interest represents the Company’s proportionate share of a departing joint venture partner’s interest. Effective June 30, 2008, the Company will pay 88.57% of costs up to first oil production at which time the Company will pay 71.43% of costs going forward. Prior to June 30, the Company had paid 60% of the costs to first oil production with a 50% working interest. The Company will recover carried costs from the remaining partners’ share of any future production.

TransGlobe has identified a prospect that appears to be similar to the oil discovery announced by a competitor at Al Baraka #1 & #2 on the Kom Ombo Concession, located immediately west of the Nuqra Concession. One exploration well was budgeted for 2008 on a contingency basis and has now been deferred until 2009. The Company has discussed rig sharing possibilities with the adjacent operators to facilitate a potential 2009 drilling program.

Q3 2008	3

FINANCIAL AND OPERATING RESULTS

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81087% working interest) Operations and Exploration

Two new wells were drilled during the third quarter. An exploration well located approximately three kilometers east of Tasour was abandoned and an oil well was drilled on the eastern boundary of the Godah field.

A six-inch gas pipeline connecting the Godah production facility to the Tasour Central Production Facility (“CPF”) was constructed to supply associated gas production from the Godah pool to the Tasour CPF for fuel gas. It is expected that up to 60% of diesel being consumed for power generation can be replaced with natural gas, resulting in lower operating costs. The fuel-gas project became partially operational in July and will be completed by November with burner conversion of the diesel topping plant in October.

Production

Production from Block 32 averaged 7,275 Bopd (1,005 Bopd to TransGlobe) during the quarter, essentially flat with the previous quarter. Production averaged approximately 6,835 Bopd (944 Bopd to TransGlobe) during October.

Quarterly Block 32 Production (Bopd)

	2008			2007
	Q-3	Q-2	Q-1	Q-4
Gross production rate	7,275	7,511	7,482	7,582
TransGlobe working interest	1,005	1,037	1,033	1,047
TransGlobe net (after royalties)	514	521	579	620
TransGlobe net (after royalties and tax)*	378	377	455	478

*	Under the terms of the Block 32 PSA, royalties and taxes are paid out of the government’s share of production sharing oil.

Block 72, Republic of Yemen (33% working interest) Operations and Exploration

Field acquisition of 410 km2 of 3-D seismic and 100 km of 2-D seismic was completed at the end of March 2008. The seismic data was processed and interpreted in the third quarter. The first exploration well on the new 3-D seismic, Seer #1, is targeting a 20 million barrel (gross recoverable, unrisked) Qishn prospect. The drilling rig has been mobilized to the location, with drilling expected to commence in the next few days.

The Seer #1 exploration well will satisfy the remaining commitment of one exploration well during the first exploration period, which was extended to January 2009. The Block 72 joint venture partnership has agreed to enter the second exploration period and has budgeted two additional exploration wells for 2009, which would also satisfy the second exploration period commitments. Under the terms of the Block 72 PSA, there are no scheduled relinquishments at the end of the first exploration period.

Block 84, Republic of Yemen (33% working interest) Operations and Exploration

The Production Sharing Agreement (“PSA”) for Block 84 was signed with the Ministry of Oil and Minerals (“MOM”) on April 13, 2008. The PSA is now before Parliament for final approval and ratification, which is expected to occur later this year. A 400+ km2 3-D seismic acquisition program is planned for Block 84 following ratification of the PSA.

Block 84 encompasses 731 km2 (approximately 183,000 acres) and is located in the Masila Basin adjacent to Nexen Inc.’s Masila Block where more than one billion barrels of oil have been produced to date. The Block 84 joint venture group has committed to a 3-D seismic acquisition program and the drilling of four exploration wells during the first exploration period of 42 months.

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest) Operations and Exploration

The operator is currently finalizing contracts for a drilling rig and services for Block S-1. Drilling is expected to commence in November/December starting with three horizontal sidetracks in the An Nagyah field. The 2009 development and exploration drilling program for Block S-1 and Block 75 will be finalized during final budget discussions later this fall.

Gas injection commenced in the western portion of the An Nagyah field during the first quarter to improve production performance and increase recoverable reserves. In addition, the operator of the Block S-1 joint venture group has initiated discussions with the MOM regarding a potential development project to produce and sell known deposits of gas at the An Naeem discovery on Block S-1. At present, TransGlobe has not booked the significant gas reserves associated with the An Naeem discovery. An approved gas development plan is required to proceed with recognizing the reserves and with development.

A combined 3-D seismic program is planned to commence in late 2008 to define additional exploration drilling locations on the northwest portion of Block S-1 and the north portion of Block 75.

Production

Production from Block S-1 averaged 11,336 Bopd (2,834 Bopd to TransGlobe) during the third quarter, essentially flat with the previous quarter. Production averaged approximately 11,328 Bopd (2,832 Bopd to TransGlobe) during October.

4	Q3 2008

FINANCIAL AND OPERATING RESULTS

Quarterly Block S-1 Production (Bopd)

	2008			2007
	Q-3	Q-2	Q-1	Q-4
Gross field production rate	11,336	11,573	11,378	10,768
TransGlobe working interest	2,834	2,894	2,844	2,692
TransGlobe net (after royalties)	1,450	1,453	1,593	1,469
TransGlobe net (after royalties and tax)*	1,067	1,051	1,253	1,153

*	Under the terms of the Block 32 PSA, royalties and taxes are paid out of the government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest) Operations and Exploration

The PSA for Block 75 was ratified and signed into law effective March 8, 2008. A combined 3-D seismic program (Block S-1 and Block 75) is planned to commence in late 2008.

Block 75 encompasses 1,050 km2 (approximately 262,500 acres) and is located in the Marib Basin adjacent to Block S-1. The Block 75 joint venture group has committed to carry out a 3-D seismic acquisition program and the drilling of one exploration well during the first exploration period of 36 months.

CANADA

Operations and Exploration

The Canadian assets were sold on April 30, 2008. The Canadian segment of operations is presented as “discontinued operations”.

Quarterly Canadian Production (Boepd)

	2008			2007
	Q-3	Q-2	Q-1	Q-4
TransGlobe working interest	-	423	1,523	1,504
TransGlobe net (after royalties)	-	331	1,197	1,250

Q3 2008	5

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 4, 2008

Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2008 and 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2007 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F can be found in the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) database at www.sec.gov.

Forward-looking Information

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

Cash Flow from Operations

This document contains the term “cash flow from operations” and “cash flow from continuing operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Cash flow from operations and cash flow from continuing operations are non-GAAP measures that represent cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations and cash flow from continuing operations may not be comparable to similar measures used by other companies.

Reconciliation of Cash Flow from Operations and Cash Flow from Continuing Operations

	Three Months Ended		Nine Months Ended
	September 30		September 30
($000s)	2008	2007	2008	2007
Cash flow from operating activities	20,652	8,046	46,541	30,835
Changes in non-cash working capital from
continuing operations	(3,708)	3,719	6,700	6,445
Changes in non-cash working capital from
discontinued operations	(169)	1,608	(108)	917
Cash flow from operations	16,775	13,373	53,133	38,197
Less: Cash flow from discontinued	-	4,116	6,353	11,461
operations

Cash flow from continuing operations	16,775	9,257	46,780	26,736

Netback

Netback is a non-GAAP measure that represents revenue net of royalties, operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

Q3 2008	6

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2008			2007

($000s, except per share, price and volume	Q-3	Q-2	Q-1	Q-4	Q-3
amounts)
Total Operations
Average sales volumes (Boepd)	6,935	7,706	7,845	6,837	5,227
Average price ($/Boe)	104.55	110.21	84.63	75.83	67.04
Oil and gas sales	66,707	77,283	60,420	47,699	32,240
Oil and gas sales, net of royalties and other	36,577	41,629	35,915	29,343	20,764

Cash flow from operations*	16,775	18,485	17,873	13,944	13,373
Cash flow from operations per share
- Basic	0.28	0.31	0.30	0.23	0.22
- Diluted	0.27	0.31	0.30	0.23	0.22

Net income (loss)	24,790	(5,365)	4,458	(719)	5,198
Net income (loss) per share
- Basic	0.41	(0.09)	0.07	(0.02)	0.09
- Diluted	0.41	(0.09)	0.07	(0.01)	0.08

Continuing Operations
Average sales volumes (Bopd)	6,935	7,283	6,322	5,333	3,830
Average price from continuing operations	104.55	112.59	90.49	83.14	74.71
($/Bbl)
Oil and gas sales	66,707	74,616	52,064	40,788	26,326
Oil and gas sales, net of royalties and other	36,577	39,541	29,348	23,600	15,793

Cash flow from continuing operations*	16,775	16,841	13,164	9,334	9,257
Cash flow from continuing operations per
share
- Basic	0.28	0.28	0.22	0.16	0.16
- Diluted	0.27	0.28	0.22	0.15	0.15

Net income (loss)	24,787	(11,449)	2,353	(2,319)	4,166
Net income (loss) per share
- Basic	0.41	(0.19)	0.04	(0.04)	0.07
- Diluted	0.41	(0.19)	0.04	(0.04)	0.07

Total assets	234,501	205,535	249,401	204,219	202,718
Cash and cash equivalents	8,593	11,673	11,935	12,729	10,547
Total long-term debt, including current portion	57,127	42,197	95,601	56,685	61,654
Debt-to-cash flow ratio**	0.9	0.7	1.6	1.1	1.3

*

Cash flow from operations and cash flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

**	Calculated on a 12-month rolling basis ending on the quarter shown.

The Company’s financial position remains strong, with the ability to finance capital programs with cash flow from continuing operations.

Record net income per share from operations and continuing operations, mainly as a result of a $14.9 million gain on derivative contracts.

Strong commodity prices in the quarter.

Production from operations remains consistent with 2008 guidance. Production from continuing operations has decreased from Q2-2008 due to an increased number of workovers in the quarter in Egypt and natural declines in Yemen.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2008			2007
	Q-3	Q-2	Q-1	Q-4	Q-3

Dated Brent average oil price ($/Bbl)	114.78	121.38	96.90	89.03	74.87
U.S./Canadian Dollar average exchange rate	1.042	1.010	1.004	0.982	1.045

The price of Dated Brent oil averaged $114.78/Bbl in Q3-2008, an increase of 53% from the Q3-2007 price of $74.87/Bbl. The price of Dated Brent oil reached a record high in July 2008. However, financial market instability and a potential worldwide recession resulted in a steep decline in the price of Dated Brent oil in August, September, and into October, 2008. The closing price of Dated Brent oil at October 31, 2008 was $65.32/Bbl and the closing exchange rate was 1.205.

The current global financial crisis has reduced liquidity in financial markets, restricted access to financing and caused significant volatility in commodity prices. These will impact the performance of the economy going forward. Companies, such as TransGlobe, with low debt levels, strong cash generation from operations, and availability of cash and cash equivalents will be well positioned to manage through the crisis.

7	Q3 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

GUIDANCE
	Nine Months Ended			Twelve Months Ended
	September 30, 2008			December 31, 2008
	Actual	Actual
	total	continuing
	operations	operations		Guidance
Production (Boepd)	7,493	6,847		7,450

Capital expenditures ($millions)*	30.7	29.9		38.0

Dated Brent oil prices ($/Bbl)	111.02	111.02	100.00**	80.00**	60.00**
Cash flow from operations	53.1	46.8	69.0	66.0	61.0
($millions)

*	Excluding acquisitions.

**	Dated Brent oil price for Q4-2008.

The production and cash flow in the 2008 guidance includes four months of production from Canadian operations (sold effective April 30, 2008).

Due to the extreme volatility in the oil prices this year and especially since the end of Q3-2008, management has provided readers with various price scenarios and their potential impact on the Company’s cash flow from operations for the year. Despite significantly lower commodity prices since the end of Q3-2008, management still expects record cash flow from operations for the twelve months ended December 31, 2008.

The 2008 Guidance provides information as to management’s expectation for results of operations for 2008. Readers are cautioned that the 2008 Guidance may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This guidance contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements” included on the first page of the MD&A.

CORPORATE ACQUISITION

In the first quarter of 2008, the Company acquired all the shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for total consideration of $40.2 million, plus transaction costs and working capital adjustments, effective September 30, 2007. This acquisition was funded by bank debt and cash on hand. GHP holds a 30% working interest in the West Gharib Concession area in the Arab Republic of Egypt (“Egypt”). With the acquisition of GHP, the Company holds a 100% working interest in the West Gharib Production Sharing Concession (“PSC”), with a working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases. TransGlobe is the operator of the West Gharib Concession.

The adjustment date of the acquisition is September 30, 2007, with all changes in working capital to February 5, 2008 (the closing date), including oil production from September 30, 2007 to February 5, 2008, recorded as a purchase price adjustment. Oil produced after February 5, 2008 is recorded as TransGlobe production.

PROPERTY ACQUISITION

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the 25% financial interest in the eight non-Hana development leases. The total cost of the acquisition was $18.0 million, subject to closing adjustments to the effective date of June 1, 2008. In addition, the Company could pay up to $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in the South Rhami (up to $2.0 million) development leases. As a result of this acquisition, TransGlobe now holds a 100% working interest in the West Gharib Concession in Egypt. Production from this acquisition since August 18, 2008 has been included in the quarterly production for the Company.

DISCONTINUED OPERATIONS

TransGlobe entered into an agreement with a third party for the sale of its Canadian segment of operations to allow the Company to focus on the development of its Middle East/North Africa assets. The sale price of the assets was $56.7 million, subject to normal closing adjustments. The sale closed on April 30, 2008. Accordingly, the Canadian segment has been reclassified as discontinued operations in the Consolidated Financial Statements. This is further discussed in the MD&A section entitled “Operating Results From Discontinued Operations”.

Q3 2008	8

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3-2008 TO Q3-2007 NET INCOME VARIANCES

	$000s	$ Per Share Diluted
Q3-2007 net income	5,198	0.08
Cash items
Volume variance	29,847	0.49
Price variance	10,534	0.17
Royalties	(19,596)	(0.32)
Expenses:
Operating	(2,599)	(0.04)
Realized derivative loss	(2,649)	(0.04)
Cash general and administrative	(437)	(0.01)
Current income taxes	(6,923)	(0.11)
Realized foreign exchange loss	(11)	-
Interest on long-term debt	(646)	(0.01)
Settlement of asset retirement obligations	21	-
Other income	(23)	-
Cash flow from discontinued operations	(4,112)	(0.07)
Total cash items variance	3,406	0.06
Non-cash items
Unrealized derivative gain	18,572	0.31
Depletion, depreciation and accretion	(5,225)	(0.09)
Stock-based compensation	(180)	-
Settlement of asset retirement obligations	(21)	-
Amortization of deferred financing costs	(45)	-
Non-cash income from discontinued operations	3,085	0.05
Total non-cash items variance	16,186	0.27

Q3-2008 net income	24,790	0.41

Net income increased $19.6 million in Q3-2008 compared with Q3-2007 mainly as a result of higher volumes, higher prices and a change in the unrealized derivative gain of $18.6 million in the quarter ended September 30, 2008.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other

			Three Months Ended		Nine Months Ended
			September 30		September 30
			2008	2007	2008	2007
Egypt	- Oil sales*	Bopd	3,096	118	2,960	40
Yemen	- Oil sales	Bopd	3,839	3,712	3,887	3,855
Total continuing operations
	- daily sales volumes	Bopd	6,935	3,830	6,847	3,895
Canada	- Oil and liquids sales**	Bopd	-	386	154	411
	- Gas sales**	Mcfpd	-	6,067	2,955	6,003
Canada		Boepd	-	1,397	646	1,411

Total Company – daily sales volumes		Boepd	6,935	5,227	7,493	5,306

*

Egypt includes the operating results of GHP for the period February 5, 2008 to September 30, 2008 and the property acquisition for the period from August 18, 2008 to September 30, 2008. In that period, production averaged 1,044 Bopd and 382 Bopd, respectively, for a year-to-date average of 910 Bopd and 61 Bopd, respectively.

**	Canada includes the operating results for the period January 1, 2008 to April 30, 2008. In that period, production from the Canadian assets averaged 1,463 Boepd.

Netback from Continuing Operations

Consolidated
	Nine Months Ended
	September 30, 2008		September 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	193,387	103.08	71,382	66.89
Royalties and other	87,921	46.86	27,354	25.63
Current taxes	28,557	15.22	7,325	6.86
Operating expenses	13,476	7.18	6,863	6.43

Netback	63,433	33.82	29,840	27.97

Consolidated
	Three Months Ended
	September 30, 2008		September 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	66,707	104.55	26,326	74.71
Royalties and other	30,130	47.22	10,533	29.89
Current taxes	9,751	15.28	2,828	8.03
Operating expenses	5,088	7.97	2,490	7.07

Netback	21,738	34.08	10,475	29.72

9	Q3 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Segmented Net Operating Results

In Q3-2008, the Company had continuing operations in two geographic areas, segmented into the Arab Republic of Egypt and the Republic of Yemen (“Yemen”), and discontinued operations in Canada. The MD&A for the continuing operations will follow. Please refer to “Operating Results from Discontinued Operations” for the MD&A on the Canadian segment.

Egypt
	Nine Months Ended
	September 30, 2008		September 30, 2007*
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	74,886	92.33	617	56.73
Royalties and other	31,300	38.59	237	21.84
Current taxes	12,929	15.94	113	10.41
Operating expenses	3,951	4.87	25	2.33

Netback	26,706	32.93	242	22.15

*	Represents five days of production.

		Three Months Ended
	September 30, 2008		September 30, 2007*
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	26,275	92.25	617	56.73
Royalties and other	10,386	36.46	237	21.84
Current taxes	4,290	15.06	113	10.41
Operating expenses	1,914	6.72	25	2.33

Netback	9,685	34.01	242	22.15

*	Represents five days of production.

The netback for Egypt for Q3-2008 includes average quarterly production of 183 Bopd from the property acquisition that closed on August 18, 2008, and 983 Bopd from the GHP acquisition that closed on February 5, 2008. The average selling price during the quarter for this production was $92.25/Bbl, which represents a gravity/quality adjustment of approximately $22.53/Bbl to an average Dated Brent oil price for the period of $114.78/Bbl.

  Royalties and taxes as a percentage of revenue increased to 59% in the first nine months of 2008, compared to 57% in the same period of 2007. Royalty and tax rates fluctuate in Egypt due to changes in the excess cost oil whereby the PSC allows for recovery of operating and capital costs through a reduction in government take.
  Operating costs for the three and nine months ended September 30, 2008 have increased to $6.72/Bbl and $4.87/Bbl, respectively (2007 - $2.33/Bbl and $2.33/Bbl, respectively). The increased operating costs are due to a high number of workovers on the West Gharib PSC, higher diesel costs and increased staffing.
Yemen
	Nine Months Ended
	September 30, 2008		September 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	118,501	111.26	70,765	67.24
Royalties and other	56,621	53.16	27,117	25.77
Current taxes	15,628	14.67	7,212	6.85
Operating expenses	9,525	8.94	6,838	6.50

Netback	36,727	34.49	29,598	28.12

	Three Months Ended
	September 30, 2008		September 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	40,432	114.48	25,709	75.29
Royalties and other	19,744	55.90	10,296	30.15
Current taxes	5,461	15.46	2,715	7.95
Operating expenses	3,174	8.99	2,465	7.22

Netback	12,053	34.13	10,233	29.97

In Yemen, netback increased 18% and 24% in the three and nine month periods ending September 30, 2008, respectively, compared with the same periods of 2007, primarily as a result of oil sales increasing by 57% and 67%, respectively. The increase in sales was mainly due to oil prices increasing in the three and nine month periods ending September 30, 2008 by 52% and 65%, respectively, over 2007. Sales volumes remained constant in Q3-2008 compared with Q3-2007.

  Royalties and taxes as a percentage of revenue increased to 61% in the first nine months of 2008 compared with 49% in 2007. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 PSAs allow for the recovery of operating and capital costs through a reduction in government take of oil production.
  Operating expenses on a per barrel basis for the three and nine months ended September 30, 2008 increased 25% and 38%, respectively, mainly due to declining production in the Tasour field, increased diesel costs and well workovers.
Q3 2008	10

MANAGEMENT’S DISCUSSION AND ANALYSIS

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program was expanded significantly in September 2007 to protect the cash flows from the added risk of commodity price exposure following a marked increase in TransGlobe’s debt levels resulting from the Dublin and Drucker acquisitions.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

From a corporate perspective, the high commodity prices in the quarter had a positive impact on the Company’s revenue. However, these strong prices resulted in realized losses recorded on the derivative commodity contracts which were closed out during the quarter, based on a weighted average Dated Brent oil price of $114.78/Bbl. The forward curve prices based on Dated Brent oil of $98.13/Bbl at September 30, 2008, compared with $138.86/Bbl at June 30, 2008, resulted in the recording of unrealized gains on the future derivative commodity contracts for the three months ended September 30, 2008. As a result of the difference between the forward curve prices at December 31, 2007 based on Dated Brent oil of $96.02/Bbl and the price at September 30, 2008 narrowing from June 30, 2008, much of the unrealized loss recorded in Q2-2008 was reversed and a smaller unrealized loss was recorded for the nine months ended September 30, 2008.

	Three Months Ended		Nine Months Ended
	September 30		September 30
($000s)	2008	2007	2008	2007
Realized cash loss on commodity contracts	(2,649)	-	(7,526)	-
Unrealized gain (loss) on remaining commodity
contracts	17,539	(1,033)	(1,929)	(1,187)

Total derivative gain (loss) on commodity
contracts	14,890	(1,033)	(9,455)	(1,187)

If the Dated Brent oil price remains at the level experienced at the end of Q3-2008, the derivative liability will be realized over the next two years. However, a 10% decrease in Dated Brent oil prices would result in a $3.2 million reduction in the derivative commodity contract liability, thus reducing the unrealized loss by the same amount. Conversely, a 10% increase in Dated Brent oil prices would increase the unrealized loss on commodity contracts by $3.4 million. The following commodity contracts are outstanding at September 30, 2008:

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
January 1, 2008-December 31, 2008	12,000 Bbls/month	Financial Collar	$60.00-$81.20
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

The total volumes hedged for the balance of 2008 and the following years are:

	3 Months
	2008	2009	2010
Bbls	69,000	221,000	96,000
Bopd	750	605	395

As a result of the re-evaluation of management’s intent in Q2-2008 for the derivative commodity contracts, the contracts were classified as both current and long-term liabilities on the Balance Sheet as there is no intent to settle these derivative instruments early. At September 30, 2008, $5.0 million of the derivative commodity contracts were classified as current liabilities and $4.0 million of the derivative commodity contracts were classified as long-term liabilities.

GENERAL AND ADMINISTRATIVE EXPENSES

	Nine Months Ended
	September 30, 2008		September 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	7,360	3.58	4,455	3.08
Stock-based compensation	1,246	0.61	885	0.61
Capitalized G&A	(1,357)	(0.66)	(1,166)	(0.80)
Overhead recoveries	(46)	(0.02)	(193)	(0.13)

G&A (net)	7,203	3.51	3,981	2.76

11	Q3 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended
	September 30, 2008		September 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	2,101	3.29	1,531	3.18
Stock-based compensation	480	0.75	300	0.62
Capitalized G&A	(515)	(0.81)	(303)	(0.63)
Overhead recoveries	-	-	(79)	(0.16)

G&A (net)	2,066	3.23	1,449	3.01

In the three and nine months ended September 30, 2008, G&A increased 43% and 81%, respectively (7% and 27% increase, respectively, on a sales Bbl basis), compared with the same periods in 2007. The G&A per Bbl is higher mainly as a result of the West Gharib acquisitions, a new operated area for the Company, which required higher staffing levels and increased travel costs. Higher professional fees resulting from the acquisitions and increased compliance, as well as one-time charges relating to the disposition of the Canadian operations also contributed to the rise in total G&A costs.

INTEREST ON LONG-TERM DEBT

Interest expense in the three and nine months ended September 30, 2008 increased to $0.8 million and $5.1 million, respectively (2007 - $0.1 million and $0.1 million, respectively). Interest expense for the three and nine months ended September 30, 2008 includes interest on long-term debt and amortization of transaction costs associated with long-term debt. In the three and nine months ended September 30, 2008, the Company expensed $0.1 million and $1.8 million, respectively, of transaction costs. The Company had $58.0 million of debt outstanding on September 30, 2008 (September 30, 2007 - $63.0 million). The long-term debt bears interest at the Eurodollar Rate plus three percent.

DEPLETION AND DEPRECIATION

	Nine Months Ended
	September 30, 2008		September 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl*
Egypt	16,444	20.28	4,329	20.09
Yemen	9,394	8.82	9,544	9.07
Corporate	295	-	109	-

	26,133	13.93	13,982	13.10

*	Egypt depletion and depreciation $/Bbl for the nine months ended September 30, 2007 excludes $4.1 million in dry hole costs on the Nuqra block written-off prior to the West Gharib PSC acquisition.

	Three Months Ended
	September 30, 2008		September 30, 2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl*
Egypt	5,523	19.39	425	17.86
Yemen	3,221	9.12	3,276	9.59
Corporate	218	-	38	-

	8,962	13.70	3,739	10.61

*	Egypt depletion and depreciation $/Bbl for the three months ended September 30, 2007 excludes $0.2 million in dry hole costs on the Nuqra block written-off prior to the West Gharib PSC acquisition.

In Egypt, depletion and depreciation (“DD&A”) in the three and nine months ended September 30, 2008 increased to $5.5 million and $16.4 million, respectively, due to DD&A charges from the West Gharib acquisitions in Egypt. The high DD&A costs per Bbl result from the fact that DD&A is depleted on proved reserves, while the purchase price for the Egypt acquisitions were based on proved plus probable reserves. This DD&A rate per Bbl are expected to decrease as the probable reserves are converted to proved reserves.

In Yemen, DD&A on a Bbl basis remained consistent for the three and nine months ended September 30, 2008.

In Egypt, unproven property costs of $9.9 million relating to $7.9 million in Nuqra and $2.0 million in West Gharib were excluded from costs subject to depletion and depreciation. In Yemen, unproven property costs of $6.8 million relating to Block 72, Block 75 and Block 84 were excluded from costs subject to depletion and depreciation.

CAPITAL EXPENDITURES/DISPOSITIONS

	Nine Months Ended
	September 30, 2008	September 30, 2007
(000s)	$	$
Egypt	23,157	3,737
Yemen	6,624	13,831
Corporate	152	21
	29,933	17,589
Acquisitions	62,011	68,030

Total	91,944	85,619

Q3 2008	12

MANAGEMENT’S DISCUSSION AND ANALYSIS

In Egypt, the Company drilled nine wells in the nine months ended September 30, 2008, including three oil wells at Hana, two oil wells at South Rahmi, one oil well at each of Arta and Hoshia, a water injection well at Hoshia and a dry hole at West Hoshia in the West Gharib area. TransGlobe also completed a 3-D seismic program on the West Gharib Block. In February 2008, the Company acquired the shares of GHP that holds a 30% working interest in the West Gharib PSC and valued the property, plant and equipment of GHP at $36.6 million. Goodwill of $3.6 million was recorded on this acquisition. TransGlobe further increased its ownership in the remaining eight non-Hana leases on the West Gharib PSC by 25% to 100% in August, 2008 through an $18.0 million property acquisition.

In Yemen, the Company drilled four wells on Block 32, completed construction of a six-inch gas pipeline connecting the Godah production facility to the Tasour Central Production Facility and completed a 3-D seismic program on Block 72 during the nine months ended September 30, 2008.

OUTSTANDING SHARE DATA

As at September 30, 2008, the Company had 59,551,839 common shares issued and outstanding.

In August 2008, the Company renewed its Normal Course Issuer Bid (“NCIB”) with the Toronto Stock Exchange (“TSX”). Pursuant to the NCIB, the Company may repurchase, from time to time, as it considers advisable, up to 5,558,322 common shares during the 12-month period commencing August 1, 2008 and ending July 31, 2009. During Q3-2008, the Company repurchased 300,000 common shares at an average price of C$3.87 per share. As at September 30, 2008, 248,000 of these shares had been cancelled. The remaining 52,000 shares were cancelled in October, 2008. During the nine months ended September 30, 2007, the Company purchased 115,900 common shares at an average price of C$4.07 per share.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to measure the Company’s overall financial strength is debt-to-cash flow from operating activities (calculated on a 12-month rolling basis). TransGlobe’s debt-to-cash flow from operating activities ratio, a key short-term leverage measure, remained strong at 0.9 times at September 30, 2008. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the nine month periods ended September 30, 2008 and 2007:

Sources and Uses of Cash
	Nine Months Ended September 30
($000s)	2008	2007
Cash sourced
Cash flow from continuing operations*	46,780	26,736
Increase in long-term debt	55,000	63,000
Exercise of options	514	605
	102,294	90,341
Cash used
Exploration and development expenditures	29,933	17,589
Acquisitions	62,011	68,030
Repayment of long-term debt	55,000	-
Bank financing costs	1,339	1,346
Options surrendered for cash payments	256	-
Repurchase of common shares	1,135	471
Other	62	(228)
	149,736	87,208
Net cash from continuing operations	(47,442)	3,133
Net cash from discontinued operations	53,588	1,523
Changes in non-cash working capital	(10,282)	(2,945)
Increase (decrease) in cash and cash equivalents	(4,136)	1,711
Cash and cash equivalents – beginning of period	12,729	8,836

Cash and cash equivalents – end of period	8,593	10,547

*	Cash flow from continuing operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures, the acquisition of GHP, and asset purchase in the first nine months of 2008 was provided by cash flow from operations, working capital, long-term debt, and the sale of the Canadian oil and gas assets.

Working capital is the amount by which current assets exceed current liabilities. At September 30, 2008 the Company had working capital of $24.8 million (December 31, 2007 - $5.5 million) including discontinued operations. Accounts receivable increased primarily as a result of increased working interest in the West Gharib concession in Egypt. These receivables are not considered to be impaired. Accounts payable increased due to the GHP acquisition and increased drilling activity in Egypt.

The Company anticipates funding its remaining approved 2008 exploration and development program of $38.0 million ($29.9 million incurred to September 30, 2008) and contractual commitments through the use of working capital and cash generated by operating activities. TransGlobe possesses flexibility with respect to its drilling program and is well positioned to manage through the current financial crisis. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

At the end of the third quarter of 2008, the Company had drawn $58.0 million against its Revolving Credit Agreement of $60.0 million.

13	Q3 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

($000s)	September 30, 2008	December 31, 2007
Revolving Credit Agreement	58,000	50,000
Term Loan Agreement	-	8,000
	58,000	58,000
Unamortized transaction costs	(873)	(1,315)
	57,127	56,685
Current portion of long-term debt	-	4,727
Long-term debt	57,127	51,958

The Company is subject to financial covenants in its Revolving Credit Agreement. The key financial covenants for the quarter are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized hedging losses and stock-based compensation expense.
  Indebtedness to EBITDAX of less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit, and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at September 30, 2008.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	21,837	21,837	-	-	-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	58,000	-	58,000	-	-
Office and equipment leases	No	840	374	466	-	-
Minimum work commitments[3]	No	12,900	500	5,800	6,600	-

Total		93,577	22,711	64,266	6,600	-

1.	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at September 30, 2008 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the East Hoshia Development Lease in Egypt, the Company has committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million as security (expiring June 1, 2009).

Pursuant to the PSA for Block 72, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $4.0 million ($1.3 million to TransGlobe) during the first exploration period. The remaining commitment to TransGlobe is $0.5 million. This period has been extended to January 12, 2009 and applies to exploration work consisting of seismic acquisition (completed) and one remaining exploration well.

Pursuant to the PSA for Block 75, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2008.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases.

OPERATING RESULTS FROM DISCONTINUED OPERATIONS

The following applies to the Canadian operations only. The sale of the Canadian operations closed April 30, 2008. Year-to-date 2008 figures include four months of operational and financial results. Comparative 2007 Q3 and year-to-date figures are for full periods. The Canadian operations and results have been accounted for as discontinued operations.

Q3 2008	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Operating Results

Canada

	Nine Months Ended
	September 30, 2008		September 30, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	2,189	96.36	3,683	62.19
Gas sales ($ per Mcf)	7,113	8.78	10,849	6.62
NGL sales	1,606	82.73	2,758	52.06
Other sales	115	-	337	-
	11,023	62.25	17,627	45.75
Royalties and other	2,368	13.37	3,087	8.01
Operating expenses	2,302	13.00	3,079	7.99

Netback	6,353	35.88	11,461	29.75

	Three Months Ended
	September 30, 2008		September 30, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	-	-	1,458	74.05
Gas sales ($ per Mcf)	-	-	3,454	6.19
NGL sales	-	-	926	58.43
Other sales	-	-	76	-
			5,914	46.00
Royalties and other	-	-	943	7.33
Operating expenses	-	-	855	6.65

Netback	-	-	4,116	32.02

Depreciation, Depletion and Accretion (“DD&A”)

	Nine Months Ended
	September 30, 2008		September 30, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Canada	2,678	15.12	8,567	22.16

	Three Months Ended
	September 30, 2008		September 30, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Canada	-	-	3,097	24.10

In Canada, DD&A decreased 33% per Boe to $15.12/Boe in the nine months ended September 30, 2008 compared with $22.52/Boe in the same period in 2007. DD&A was not recognized on the Canadian assets after the held-for-sale criterion had been met.

Future Income Taxes

The future income recovery included in net income from discontinued operations for the nine months ended September 30, 2008 was $0.08 million (2007 expense of $0.06 million). This cost relates to a non-cash expense for taxes to be paid in the future as Canadian tax pools reverse.

Capital expenditures

	Nine Months Ended
($000s)	September 30, 2008	September 30, 2007
Canada	749	8,880

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1535, Capital Disclosures as issued by the Accounting Standards Board (“AcSB”). The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments Disclosures, and CICA Section 3863, Financial Instruments Presentations, which require incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

15	Q3 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign currency translation

In the second quarter of 2008, as a result of the sale of the Canadian oil and natural gas interests, the Company reviewed its foreign currency translation policy for its Canadian operations and determined that such operations are now integrated. The accounts of integrated foreign operations are translated using the temporal method, whereby monetary assets and liabilities are translated at the period-end exchange rates, non-monetary assets and liabilities at the historical rates, and revenues and expenses at the rates for the period, except for the depreciation, depletion and accretion expense, which is translated on the same basis as the related assets. Translation gains and losses related to the operations are included in net income. Previously, operations in Canada were considered to be self-sustaining and translated using the current rate method. Under the current rate method, assets and liabilities are translated at the period-end exchange rates, while revenues and expense are translated using rates for the period and gains and losses are included as a separate component of shareholders’ equity. This change in practice was adopted prospectively beginning May 1, 2008.

New accounting standards

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its Consolidated Financial Statements.

In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. On February 13, 2008, the AcSB has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for all publicly accountable profit-oriented enterprises. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING & DISCLOSURE AND PROCEDURES

TransGlobe is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”, otherwise referred to as Canadian SOX. The 2008 certificate requires that the Company disclose in the interim MD&A any changes in the Company’s internal control over financial reporting that occurred during the period that has materially affected, or is reasonable likely to materially affect, the Company’s internal control over financial reporting. The Company confirms that no such changes were made to the internal controls over financial reporting during the first nine months of 2008.

Q3 2008	16

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income and Retained Earnings

(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007

REVENUE
Oil and gas sales, net of royalties and other	$36,577	$15,793	$105,466	$44,028
Derivative gain (loss) on commodity contracts (Note 14a)	14,890	(1,033)	(9,455)	(1,187)
Other income	11	34	145	74

	51,478	14,794	96,156	42,915

EXPENSES
Operating	5,088	2,490	13,476	6,863
General and administrative	2,066	1,449	7,203	3,981
Interest on long-term debt	783	92	5,068	92
Foreign exchange (gain) loss	41	30	28	(13)
Depletion and depreciation (Note 6)	8,962	3,739	26,133	13,982

	16,940	7,800	51,908	24,905

Income before income taxes	34,538	6,994	44,248	18,010

Income taxes – current	9,751	2,828	28,557	7,325

NET INCOME FROM CONTINUING OPERATIONS	24,787	4,166	15,691	10,685
NET INCOME FROM DISCONTINUED OPERATIONS (Note 4)	3	1,032	8,192	2,836
NET INCOME	24,790	5,198	23,883	13,521

Retained earnings, beginning of period	56,880	53,308	57,787	45,360
Repurchase of common shares (Note 8)	(756)	-	(756)	(375)

RETAINED EARNINGS, END OF PERIOD	$80,914	$58,506	$80,914	$58,506

Net income from continuing operations
per share (Note 12)
- Basic	$0.41	$0.07	$0.26	$0.18
- Diluted	$0.41	$0.07	$0.26	$0.18

Net income from discontinued operations
per share (Note 12)
- Basic	$-	$0.02	$0.13	$0.05
- Diluted	$-	$0.01	$0.13	$0.04

Net income per share (Note 12)
- Basic	$0.41	$0.09	$0.39	$0.23
- Diluted	$0.41	$0.08	$0.39	$0.22

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007

Net income	$24,790	$5,198	$23,883	$13,521
Other comprehensive income (loss):
Foreign currency translation adjustment	-	3,767	(886)	8,323

COMPREHENSIVE INCOME	$24,790	$8,965	$22,997	$21,844

See accompanying notes to the consolidated financial statements.

Q3 2008	17

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	September 30, 2008	December 31, 2007

ASSETS
Current
Cash and cash equivalents	$8,593	$12,729
Accounts receivable	41,517	14,408
Prepaid expenses	574	320
Discontinued operations (Note 4)	986	4,300

	51,670	31,757

Goodwill (Note 5)	8,180	4,313
Property and equipment (Notes 6 and 16)	174,651	116,288
Discontinued operations (Note 4)	-	51,861

	$234,501	$204,219

LIABILITIES
Current
Accounts payable and accrued liabilities	$21,122	$7,790
Income taxes payable	79	-
Derivative commodity contracts (Note 14a)	4,991	7,098
Current portion of long-term debt (Note 7)	-	4,727
Liabilities of discontinued operations (Note 4)	636	6,648

	26,828	26,263

Derivative commodity contracts (Note 14a)	4,036	-
Long-term debt (Note 7)	57,127	51,958
Discontinued operations (Note 4)	-	2,755

	87,991	80,976

Commitments and contingencies (Note 15)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	50,408	50,128
Contributed surplus (Note 10)	4,308	3,562
Accumulated other comprehensive income (Note 11)	10,880	11,766
Retained earnings	80,914	57,787

	146,510	123,243

	$234,501	$204,219

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Ross G. Clarkson	/s/ Fred J. Dyment
Ross G. Clarkson, Director	Fred J. Dyment, Director

18	Q3 2008

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income	$24,790	$5,198	$23,883	$13,521
Net income from discontinued operations	3	1,032	8,192	2,836
Net income from continuing operations	24,787	4,166	15,691	10,685
Adjustments for items not affecting cash:
Depletion and depreciation	8,962	3,739	26,133	13,982
Stock-based compensation (Note 9)	480	300	1,246	885
Amortization of deferred financing costs	85	40	1,781	113
Unrealized derivative (gain) loss on commodity
contracts	(17,539)	1,033	1,929	1,187
Settlement of asset retirement obligations	-	(21)	-	(116)
Changes in non-cash working capital	3,708	(3,719)	(6,700)	(6,445)
Cash provided by continuing operations	20,483	5,538	40,080	20,291
Cash provided by discontinued operations	169	2,508	6,461	10,544

	20,652	8,046	46,541	30,835

FINANCING
Increase in long-term debt (Note 7)	15,000	63,000	55,000	63,000
Repayments of long-term debt (Note 7)	-	-	(55,000)	-
Deferred financing costs	(155)	(1,346)	(1,339)	(1,346)
Issue of common shares for cash (Note 8)	-	272	514	605
Options surrendered for cash payments (Note 8)	-	-	(256)	-
Repurchase of common shares (Note 8)	(1,135)	-	(1,135)	(471)
Changes in non-cash working capital	108	211	704	211

	13,818	62,137	(1,512)	61,999

INVESTING
Exploration and development expenditures	(18,755)	(3,036)	(29,933)	(17,589)
Acquisitions (Note 3)	(17,552)	(68,030)	(62,011)	(68,030)
Changes in non-cash working capital	(1,202)	5,651	(4,178)	2,372
Cash used by continuing operations	(37,509)	(65,415)	(96,122)	(83,247)
Cash provided (used) by discontinued operations	-	(3,176)	47,019	(8,104)

	(37,509)	(68,591)	(49,103)	(91,351)

Effect of exchange rate changes on cash and cash equivalents	(41)	99	(62)	228

NET (DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS	(3,080)	1,691	(4,136)	1,711

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	11,673	8,856	12,729	8,836

CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,593	$10,547	$8,593	$10,547

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$783	$92	$5,068	$92
Cash taxes paid	$9,751	$2,828	$28,557	$7,325
Cash is comprised of cash on hand and balances with banks	$8,593	$10,547	$8,593	$10,547
Cash equivalents	-	-	-	-

See accompanying notes to the consolidated financial statements.

Q3 2008	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Expressed in U.S. Dollars)

1. Basis of presentation

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and its subsidiaries (“TransGlobe” or the “Company”) as at September 30, 2008 and December 31, 2007 and for the three and nine month periods ended September 30, 2008 and 2007 and are presented in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2007, except as outlined in Note 2. These interim financial statements do not contain all the disclosures required for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2007. In these interim consolidated financial statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are U.S. dollars and references to C$ are to Canadian dollars.

2. Changes in accounting policies

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1535, Capital Disclosures as issued by the Accounting Standards Board (“AcSB”). The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments Disclosures, and CICA Section 3863, Financial Instruments Presentations, which require incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

The Company has applied these new standards prospectively in Note 13 - Capital disclosures for Section 1535 Capital Disclosures and in Note 14 - Financial instruments and risk management for Sections 3862 Financial Instruments Disclosures and 3863

Financial Instruments Presentations.

Foreign currency translation

In the second quarter of 2008, as a result of the sale of the Canadian oil and natural gas interests, the Company reviewed its foreign currency translation policy for its Canadian operations and determined that such operations are now integrated. The accounts of integrated operations are translated using the temporal method, whereby monetary assets and liabilities are translated at the period-end exchange rates, non-monetary assets and liabilities at the historical rates and revenues and expenses at the rates for the period, except for the depreciation, depletion and accretion expense, which is translated on the same basis as the related assets. Translation gains and losses related to the operations are included in net income. Previously, operations in Canada were considered to be self-sustaining and translated using the current rate method. Under the current rate method, assets and liabilities are translated at the period-end exchange rates, while revenues and expense are translated using rates for the period and gains and losses are included as a separate component of shareholders’ equity. This change in practice was adopted prospectively beginning May 1, 2008.

New accounting standards

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its Consolidated Financial Statements.

In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. On February 13, 2008, the AcSB has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for all publicly accountable profit-oriented enterprises. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

3. Acquisitions

Corporate acquisitions
a) GHP Exploration (West Gharib) Ltd.

On February 5, 2008, TransGlobe acquired all of the common shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for cash consideration of $44.1 million, net of cash acquired. The results of GHP’s operations have been included in the consolidated financial statements since that date. GHP holds a 30% interest in the West Gharib Concession area in Egypt. TransGlobe funded the acquisition from bank debt of $40.0 million and cash on hand.

20	Q3 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$44,095
Transaction costs	99
$44,194
Allocation of purchase price (000s)
Property and equipment	$36,602
Goodwill	3,602
Working capital, net of cash acquired	3,990
$44,194

b) Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc.

On September 25, 2007, TransGlobe acquired all of the common shares of two private companies, Dublin International Petroleum (Egypt) Limited (“Dublin”) and Drucker Petroleum Inc., (“Drucker”) for cash consideration of $67.7 million, net of cash acquired. The results of Dublin’s and Drucker’s operations have been included in the consolidated financial statements since that date. Dublin and Drucker hold interests in eight development leases and associated infrastructure in the West Gharib Concession area in Egypt (Dublin is the operator of this Concession). TransGlobe funded the acquisition from cash on hand and bank debt of $63.0 million.

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$67,949
Transaction costs	317
$68,266
Allocation of purchase price (000s)
Property and equipment	$54,823
Goodwill	4,578
Working capital, net of cash acquired	8,865
$68,266

Property acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the 25% financial interest in the eight non-Hana development leases. The total cost of the acquisition was $18.0 million, subject to closing adjustments to the effective date of June 1, 2008. In addition, the Company could pay up to an additional $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in South Rahmi (up to $2.0 million) development leases. The value of the net assets acquired has been assigned to property and equipment. As a result of this property acquisition, TransGlobe now holds a 100% working interest in the West Gharib Concession in Egypt.

4. Discontinued operations

On April 15, 2008, the Company entered into an agreement with a third party for the sale of its Canadian oil and natural gas interests. The sale price of the assets was $56.7 million, subject to normal closing adjustments. The sale closed on April 30, 2008. The Canadian operations have been accounted for as discontinued operations in accordance with Canadian GAAP. Results of the Canadian operations have been included in the financial statements up to the closing date of the sale (the date control was transferred to the purchaser). The Company used the cash proceeds from the sale and cash on hand to repay $55.0 million of debt.

The Company recorded a gain on disposition of $4.4 million, net of tax, in the nine months ended September 30, 2008. The total gain booked is an estimate based on the proceeds expected to be received per the final closing statement of adjustments. The final closing statement of adjustments is expected to be completed in the fourth quarter of 2008.

Discontinued operations as at December 31, 2007 included current assets of $4.3 million, property and equipment of $50.0 million, and a future income tax asset of $1.9 million. Discontinued operations also included current liabilities of $6.6 million and asset retirement obligations of $2.8 million. Discontinued operations at September 30, 2008 included current assets of $0.7 million, property and equipment of $0.3 million, and current liabilities of $0.6 million.

	Three Months Ended		Nine Months Ended
	September 30		September 30
(000s)	2008	2007	2008	2007
Revenue
Oil and gas sales, net of royalties	$-	$4,971	$8,655	$14,540

Expenses
Operating	-	855	2,302	3,079
Depletion, depreciation and accretion	-	3,097	2,678	8,567
	-	3,952	4,980	11,646
Gain on disposition, net of tax	3	-	4,435	-
Income from discontinued operations before taxes	3	1,019	8,110	2,894
Future income tax recovery (expense)	-	13	82	(58)

Net income from discontinued operations	$3	$1,032	$8,192	$2,836

Q3 2008	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Canada, the Company capitalized overhead costs relating to exploration and development activities during the nine months ended September 30, 2008 of $0.4 million (2007 - $0.4 million). Unproven property costs of $1.8 million were excluded from the costs subject to depletion and depreciation for 2008 (2007 - $Nil). Future development costs for proved reserves of $0.3 million (2007 - $4.5 million) were included in the depletion and depreciation calculations. Depletion, depreciation and accretion was not recorded while the assets were classified as held for sale.

5. Goodwill

Changes in the carrying amount of the Company’s goodwill are as follows:

	Nine Months Ended	Twelve Months Ended
(000s)	September 30, 2008	December 31, 2007
Opening balance	$4,313	$-
Acquired during period	3,867	4,313

Closing balance	$8,180	$4,313

6. Property and equipment

The Company capitalized overhead costs relating to exploration and development activities during the three and nine months ended September 30, 2008 of $0.4 million and $0.8 million, respectively, in Egypt (2007 - $0.1 million and $0.4 million, respectively) and $0.2 million and $0.2 million, respectively, in Yemen (2007 - $0.1 million and $0.5 million, respectively).

Unproven property costs excluded from the costs subject to depletion and depreciation for the three months ended September 30, 2008 totalled $9.9 million in Egypt (2007 - $9.0 million) and $6.8 million in Yemen (2007 - $2.8 million).

Future development costs for proved reserves included in the depletion calculations for the three months ended September 30, 2008 totalled $1.9 million in Egypt (2007 - $4.4 million) and $6.9 million in Yemen (2007 - $9.1 million).

7. Long-term debt

(000s)	September 30, 2008	December 31, 2007
Revolving Credit Agreement	$58,000	$50,000
Term Loan Agreement	-	8,000
	58,000	58,000
Unamortized transaction costs	(873)	(1,315)
	57,127	56,685
Current portion of long-term debt	-	4,727
	$57,127	$51,958

As at September 30, 2008, the Company has a $60.0 million Revolving Credit Agreement of which $58.0 million is drawn. In February 2008, the Company increased its Term Loan Agreement from $8.0 million to $48.0 million. The entire amount of the Term Loan was repaid in April 2008. The Revolving Credit Agreement expires on September 19, 2010 and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bears interest at the Eurodollar Rate plus three percent. During the three and nine months ended September 30, 2008, the average effective interest rate was 6.3% and 7.2%, respectively (September 25 – 30, 2007 – 10.1%) . In the three and nine months ended September 30, 2008, the Company incurred $0.2 million and $1.3 million, respectively, (2007 - $1.1 million and $1.1 million, respectively) in fees to draw on its Revolving Credit Agreement and Term Loan Agreement.

The future debt payments on long-term debt as of September 30, 2008 are as follows:

(000s)
2008	-
2009	-
2010	$58,000

8. Share capital

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued
	Nine Months Ended		Year Ended
	September 30, 2008		December 31, 2007
(000s)	Shares	Amount	Shares	Amount
Common shares, beginning of period	59,627	$50,128	58,883	$49,360
Stock options exercised	173	514	860	605
Stock options surrendered for cash payments	-	(256)	-	-
Stock-based compensation on exercise	-	403	-	260
Repurchase of common shares	(248)	(381)	(116)	(97)

Common shares, end of period	59,552	$50,408	59,627	$50,128

22	Q3 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 5,558,322 common shares under a Normal Course Issuer Bid which commenced August 1, 2008 and will terminate July 31, 2009. During the three months ended September 30, 2008, the Company purchased 300,000 common shares at an average price of C$3.87 per share. At September 30, 2008, 248,000 of these shares had been cancelled. The remaining 52,000 shares were cancelled in October, 2008. The excess of the purchase price over the book value in the amount of $0.8 million was charged to retained earnings during the quarter. During the nine months ended September 30, 2007, the Company purchased 115,990 common shares at an average price of C$4.07 per share, with $0.4 million charged to retained earnings.

9. Stock option plan

Stock Options
	Nine Months Ended		Year Ended
	September 30, 2008		December 31, 2007
		Weighted		Weighted
(000s, except per share amounts)	No. of	Average	No. of	Average
	Options	Exercise Price	Options	Exercise Price
Options outstanding, beginning of period	2,936	$4.11	3,110	$3.12
Granted	1,551	4.86	1,091	4.44
Exercised for common shares	(173)	2.25	(860)	0.53
Surrendered for cash payments	(150)	2.66	-	-
Forfeited	(386)	4.97	(405)	5.01
Options outstanding, end of period	3,778	$4.47	2,936	$4.11
Options exercisable, end of period	1,402	$3.94	1,602	$3.69

Stock-based compensation

Stock-based compensation expense in the three and nine months ended September 30, 2008 of $0.5 million and $1.2 million, respectively, has been recorded in the Consolidated Statements of Income and Retained Earnings (2007 - $0.3 million and $0.9 million). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of the options granted during 2008 and the assumptions used in their determination are noted below:

Weighted average fair market value per option (C$)	1.77
Risk-free interest rate (percent)	3.3
Expected volatility (percent)	44.16
Expected dividend yield (percent)	0
Expected forfeiture rate (non-executive employees) (percent)	12
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	(0%/10%/20%/30%/40%)

Options granted vest annually over a three-year period and expire five years after the grant date.

10. Contributed surplus

	Nine Months Ended	Year Ended
(000s)	September 30, 2008	December 31, 2007
Contributed surplus, beginning of period	$3,562	$2,863
Stock-based compensation expense	1,149	959
Transfer to common shares on exercise of options	(403)	(260)
Contributed surplus, end of period	$4,308	$3,562

11. Accumulated other comprehensive income

The balance of accumulated other comprehensive income consists of the following:

	Nine Months Ended	Year Ended
(000s)	September 30, 2008	December 31, 2007
Accumulated other comprehensive income, beginning of period	$11,766	$3,212
Other comprehensive income (loss):
Foreign currency translation adjustment	(886)	8,554
Accumulated other comprehensive income, end of period	$10,880	$11,766

12. Per share amounts

In calculating the net income per share, net income from continuing operations per share and net income from discontinued operations per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended		Nine Months Ended
	September 30		September 30
(000s)	2008	2007	2008	2007
Weighted average number of shares outstanding	59,784	59,554	59,757	59,584
Dilution effect stock options	987	867	867	992
Weighted average number of diluted shares outstanding	60,771	60,421	60,624	60,576

Q3 2008	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and nine month periods ended September 30, 2008, the Company excluded 3,247,000 and 2,556,700 options, respectively (September 30, 2007 - 1,205,000 and 1,181,000) because their exercise price was greater than the period average common share market price in the period.

13. Capital disclosures

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s cash flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, cash flow from operations is defined as the net income (including net income from discontinued operations) before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock based compensation, and non-cash derivative loss on commodity contracts.

The Company defines and computes its capital as follows:

(000s)	September 30, 2008	December 31, 2007
Shareholders’ equity	$146,510	$123,243
Long-term debt, including the current portion	57,127	56,685
Cash	(8,593)	(12,729)
Total capital	$195,044	$167,199

The Company’s debt to cash flow ratio is computed as follows:

	12 Months Trailing
(000s)	September 30, 2008	December 31, 2007
Long-term debt, including the current portion	$57,127	$56,685
Cash flow from operating activities	$69,324	$53,618
Changes in non-cash working capital	(2,247)	(1,477)
Cash flow from operations	$67,077	$52,141
Ratio	0.9	1.1

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to financial covenants in its revolving credit agreement. The key financial covenants for the quarter are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized hedging losses and stock-based compensation expense.
  Indebtedness to EBITDAX of less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit, and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at September 30, 2008.

14. Financial instruments and risk management

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities

The Company has classified its cash and cash equivalents as financial assets held for trading and its derivative commodity contracts as financial liabilities held for trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, income taxes payable, liabilities of discontinued operations, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	September 30, 2008
Classification (000s)	Carrying Value	Fair Value
Financial assets held-for-trading	$8,593	$8,593
Loans and receivables	41,517	41,517
Financial liabilities held-for-trading	9,027	9,027
Other liabilities	78,964	79,837

24	Q3 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit Risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations. The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which the Company extends credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

Trade and other receivables from continuing operations are analyzed in the table below. With respect to the trade and other receivables that are not impaired and past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at September 30, 2008
Neither impaired nor past due	$13,127
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	5,545
31-60 days	6,301
61-90 days	6,254
Over 90 days	10,290

In Egypt, the Company sold all of its 2008 production to one purchaser. In Yemen, the Company sold all of its 2008 Block 32 production to one purchaser and all of its 2008 Block S-1 production to one purchaser. In Canada, the Company sold primarily all of its 2008 gas production to one purchaser and primarily all of its 2008 oil production to another single purchaser.

Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil and natural gas prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity Price Risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil and natural gas production. Commodity prices have fluctuated significantly this year.

Any movement in commodity prices would have a significant effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following are the contracts outstanding at September 30, 2008:

Dated Brent
Period	Volume	Type	Pricing
Put-Call
Crude Oil
January 1, 2008-December 31, 2008	12,000 Bbls/month	Financial Collar	$60.00-$81.20
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would decrease net income, for the three and nine months ended September 30, 2008, by $3.4 million. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would increase net income, for the three and nine months ended September 30, 2008, by $3.2 million.

b) Foreign Currency Exchange Risk

The Company’s Canadian operations are exposed to fluctuations in foreign currency exchange rates. The Company manages its foreign currency exchange risk by maintaining foreign currency bank accounts and receivable accounts to offset foreign currency payables and planned expenditures.

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the potential impact of fluctuations in foreign exchange rates on the Company’s financial instruments would have a minimal impact on net income and other comprehensive income for the three and nine months ended September 30, 2008.

c) Interest Rate Risk

Fluctuations in interest rates could result in a change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2008 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income, for the three and nine months ended September 30, 2008, by $0.1 million and $0.5 million, respectively. The effect of interest rates decreasing by 1% would increase the Company’s net income, for the three and nine months ended September 30, 2008, by $0.1 million and $0.5 million, respectively.

Q3 2008	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at September 30, 2008:

(000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$21,837	$21,837	$-	$-	$-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	58,000	-	58,000	-	-
Office and equipment leases	No	840	374	466	-	-
Minimum work commitments[3]	No	12,900	500	5,800	6,600	-

Total		$93,577	$22,711	$64,266	$6,600	$-

1.	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at September 30, 2008 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Management believes that future cash flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs. The existing banking arrangements at September 30, 2008 consist of a Revolving Credit Facility of $60.0 million of which $58.0 million is drawn.

The table below shows cash outflows for financial derivative instruments based on forward curve prices for Dated Brent oil of $98.13/Bbl at September 30, 2008:

Less than 1 year	$4,991
1-3 years	4,036

As a result of the re-evaluation of management’s intent for the derivative commodity contracts, the derivative commodity contracts were classified as both current and long-term liabilities on the Balance Sheet as at September 30, 2008 as there is no intent to early settle these derivative instruments.

15. Commitments and Contingencies

Pursuant to the East Hoshia Development Lease in Egypt, the Company has committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million as security (expiring June 1, 2009).

Pursuant to the PSA for Block 72 in Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $4.0 million ($1.3 million to TransGlobe) during the first exploration period. The remaining amount to be spent by TransGlobe is $0.5 million. This period has been extended to January 12, 2009 and applies to exploration work consisting of seismic acquisition (completed) and one remaining exploration well.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84 in Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2008.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases.

26	Q3 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Segmented information

	Egypt		Yemen		Total
		Nine Months Ended September 30
	2008	2007	2008	2007	2008	2007
Revenue
Oil and gas sales, net of royalties and other	$43,586	$380	$61,880	$43,648	$105,466	$44,028
Other income	33	-	-	-	33	-

Total revenue	43,619	380	61,880	43,648	105,499	44,028

Segmented expenses
Operating	3,951	25	9,525	6,838	13,476	6,863
Depletion and depreciation	16,444	4,329	9,394	9,544	25,838	13,873
Income taxes	12,929	113	15,628	7,212	28,557	7,325

Total segmented expenses	33,324	4,467	34,547	23,594	67,871	28,061

Segmented income	$10,295	$(4,087)	$27,333	$20,054	37,628	15,967

Non-segmented expenses
Derivative loss on commodity contracts					9,455	1,187
General and administrative					7,203	3,981
Interest on long-term debt					5,068	92
Foreign exchange gain					28	(13)
Depreciation					295	109
Other income					(112)	(74)

Total non-segmented expenses					21,937	5,282

Net income from continuing operations					15,691	10,685
Net income from discontinued
operations (Note 4)					8,192	2,836

Net income					$23,883	$13,521

Capital expenditures
Exploration and development	$23,157	$3,737	$6,624	$13,831	$29,781	$17,568
Property acquisitions	18,000	-	-	-	18,000	-
	$41,157	$3,737	$6,624	$13,831	47,781	17,568
Corporate					152	21
Corporate acquisitions					36,602	54,637

Net capital expenditures					$84,535	$72,226

Q3 2008	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Egypt		Yemen		Total
		Three Months Ended September 30
	2008	2007	2008	2007	2008	2007
Revenue
Oil and gas sales, net of royalties and other	$15,889	$380	$20,688	$15,413	$36,577	$15,793
Other income	-	-	-	-	-	-

Total revenue	15,889	380	20,688	15,413	36,577	15,793

Segmented expenses
Operating	1,914	25	3,174	2,465	5,088	2,490
Depletion and depreciation	5,523	425	3,221	3,276	8,744	3,701
Income taxes	4,290	113	5,461	2,715	9,751	2,828

Total segmented expenses	11,727	563	11,856	8,456	23,583	9,019

Segmented income	$4,162	$(183)	$8,832	$6,957	12,994	6,774

Non-segmented expenses
Derivative loss on commodity contracts					(14,890)	1,033
General and administrative					2,066	1,449
Interest on long-term debt					783	92
Foreign exchange gain					41	30
Depreciation					218	38
Other income					(11)	(34)

Total non-segmented expenses					(11,793)	2,608

Net income from continuing operations					24,787	4,166
Net income from discontinued
operations (Note 4)					3	1,032

Net income					$24,790	$5,198

Capital expenditures
Exploration and development	$16,644	$116	$2,043	$2,919	$18,687	$3,035
Property acquisitions	18,000	-	-	-	18,000	-
	$34,644	$116	$2,043	$2,919	36,687	3,035
Corporate					68	1
Corporate acquisitions					-	54,637

Net capital expenditures					$36,755	$57,673

	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Sept. 30	Dec. 31
	2008	2007	2008	2007	2008	2007

Property and equipment	$123,640	$62,316	$50,312	$53,163	$173,952	$115,479
Goodwill	8,180	4,313	-	-	8,180	4,313
Other	37,478	13,464	8,927	5,906	46,405	19,370
Segmented assets	$169,298	$80,093	$59,239	$59,069	228,537	139,162
Non-segmented assets					4,978	8,896
Discontinued operations					986	56,161

Total assets					$234,501	$204,219

17. Comparative figures

Certain comparative figures have been reclassified to conform with current period presentation.

28	Q3 2008

CORPORATE INFORMATION

DIRECTORS AND OFFICERS		TRANSFER AGENT AND REGISTRAR
Robert A. Halpin[1,2,3]		Olympia Trust Company
Director, Chairman of the Board		Calgary, Alberta

Ross G. Clarkson
Director, President & CEO		LEGAL COUNSEL

Lloyd W. Herrick		Burnet, Duckworth & Palmer, LLP
Director, Vice President & COO		Calgary, Alberta

Erwin L. Noyes[2,3,4]
Director		BANKER

Geoffrey C. Chase[1,2,4]		Standard Bank Plc
Director		London, England

Fred J. Dyment[1,3,4]
Director		AUDITOR
David C. Ferguson		Deloitte & Touche, LLP
Vice President, Finance, CFO & Corporate Secretary		Calgary, Alberta

1.	Audit Committee	EVALUATION ENGINEERS
2.	Reserves Committee
3.	Compensation Committee	DeGolyer and MacNaughton Canada Limited
4.	Governance and Nominating Committee	Calgary, Alberta

STOCK EXCHANGE LISTINGS		HEAD OFFICE
TSX:	TGL	2500, 605 – 5th Avenue S.W.
NASDAQ:	TGA	Calgary, Alberta, Canada, T2P 3H5

Telephone: (403) 264-9888
INVESTOR RELATIONS		Facsimile: (403) 264-9898

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary		EGYPT OFFICE
Telephone: (403) 268-9868
Email:	investor.relations@trans-globe.com	8, Abd El-Hamid Hassan Street
8th District
Web site:	www.trans-globe.com	Nasr City, Cairo, Egypt

	Nine Months Ended		Three Months Ended
	September 30		September 30
Share Information	2008	2007	2008	2007
TSX: Price per share – TSX (C$)
High	5.70	6.09	5.20	5.68
Low	2.85	3.50	2.85	3.69
Close	3.35	5.03	3.35	5.03
Average daily trading volume	56,742	40,272	48,801	45,468

NASDAQ: Price per share – NASDAQ (US$)*
High	5.80	5.45	5.15	5.45
Low	2.70	3.45	2.70	3.45
Close	3.07	5.03	3.07	5.03
Average daily trading volume*	180,939	234,995	181,142	317,863

*	Figures before January 18, 2008 represent share information from the American Stock Exchange.